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                             January 31, 2023

       Victor Hoo
       Chief Executive Officer
       VCI Global Limited
       B03-C-8 Menara 3A
       KL Eco City, No. 3 Jalan Bangsar
       59200 Kuala Lumpur

                                                        Re: VCI Global Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed January 19,
2023
                                                            File No. 333-268109

       Dear Victor Hoo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       General

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Please revise your risk factors section to include a separate risk factor addressing the
potential for rapid and substantial price volatility and any known factors particular to
your offering that may add to this risk and discuss the risks to investors when
investing in stock where the price is changing rapidly. In doing so, please clearly state that such
volatility, including any stock-run up, may be unrelated to your
 Victor Hoo
VCI Global Limited
January 31, 2023
Page 2
      actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameVictor Hoo
                                                          Division of
Corporation Finance
Comapany NameVCI Global Limited
                                                          Office of Trade &
Services
January 31, 2023 Page 2
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName